Infinity Natural Resources, Inc.

2605 Cranberry Square

Morgantown, WV 26508

January 21, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Brian McAllister
Raj Rajan
Sandra Wall John Hodgin
Cheryl Brown Timothy Levenberg

Re:	Infinity Natural Resources, Inc.
Registration Statement on Form S-1 Response Letter Dated January 14, 2025 File No. 333-282502

Ladies and Gentlemen:

This letter sets forth the response of Infinity Natural Resources, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 17, 2025, with respect to the above referenced Response Letter dated January 14, 2025 (the “Response Letter”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Response Letter Dated January 14, 2025

Non-GAAP Financial Measures

Adjusted EBITDAX, page 27

1. Staff’s comment: Please tell us how the pro forma information for the year ended December 31, 2023, presented here is consistent with the pro forma amounts presented on page F-6. Specifically, the (gain) loss on derivative instruments under this heading is $(45,322) and $(46,477) on page F-6. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27 and 28 of the Revised Registration Statement accordingly.

Use of Proceeds, page 72

2. Staff’s comment: Please disclose the number of newly issued INR Units that Registrant will receive in exchange for its contribution of the net proceeds from this offering. Also disclose the amount of net proceeds contributed will be used for general corporate purposes.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 72 of the Revised Registration Statement accordingly. The Company further advises the Staff that all of the net proceeds received by INR Holdings from the Company will be used by INR Holdings to repay borrowings under the Credit Facility if we price at the assumed initial public offering price of $19.50 per share set forth in the Revised Registration Statement and do not change the number of shares offered (based on the $254.4 million of outstanding borrowings under the Credit Facility as of December 31, 2024 as disclosed in the “Use of Proceeds” section of the Revised Registration Statement). However, as disclosed in the second paragraph of page 72 of the Revised Registration Statement, to the extent the net proceeds exceed the borrowings outstanding under the Credit Facility due to an increase in the offering price and/or the number of shares offered, any excess proceeds would be used by INR Holdings for general corporate purposes.

Capitalization, page 74

3. Staff’s comment: We refer you to the disclosure that an increase (decrease) of one million shares would increase (decrease) additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $14 million, $14 million, and $18.3 million, respectively. Please show us and expand the disclosures to explain your calculations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 74 and 75 of the Revised Registration Statement accordingly.

The following table shows a detailed breakdown of the changes in capitalization for each account.

	As of September 30, 2024		Increase 1M Shares (1)	Change	Decrease 1M Shares (2)	Change
	Actual	As Adjusted
Cash and cash equivalents	$1,565	$16,868	$35,198	$18,330	$—	$(16,868)

Debt:
Prior Credit Facility	224,746	—	—	—	9,019	9,019
Notes Payable	184	184	184	—	184	—

Total Indebtedness	224,930	184	184	—	9,203	9,019
Members’ equity/stockholders’ equity:
Members’ equity	513,759
Class A common stock-$0.01 par value; no shares authorized, issued or outstanding, actual; 400,000,000 shares authorized, 13,250,000 shares issued and outstanding, pro forma		133	143	10	123	(10)
Class B common stock-$0.01 par value; no shares authorized, issued or outstanding, actual; 150,000,000 shares authorized, 45,638,889 shares issued and outstanding, pro forma		456	456	—	456	—
Additional paid-in capital		169,948	184,077	14,129	155,949	(13,999)
Retained earnings		—	—

Total members’ equity/stockholders’ equity	513,759	170,537	184,676	14,139	156,528	(14,009)
Non-controlling interest	—	587,407	591,598	4,191	583,206	(4,201)

Total equity	513,759	757,944	776,274	18,330	739,734	(18,210)

Total capitalization	$738,689	$758,128	$776,458	$18,330	$748,937	$(9,191)

Change in capitalization			$18,330		$(9,191)

(1)

If there is an increase in one million shares in this offering, Infinity Natural Resources will own an approximate 23.8% interest in INR Holdings and the Existing Owners will own an approximate 76.2% interest in INR Holdings. An increase of one million shares offered by us at an assumed offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase additional paid-in capital, total members’ equity/stockholders’ equity, non-controlling interest, total equity and total capitalization by approximately $14.1 million, $14.1 million, $4.2 million, $18.3 million and $18.3 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

If there is a decrease in one million shares in this offering, Infinity Natural Resources will own an approximate 21.2% interest in INR Holdings and the Existing Owners will own an approximate 78.8% interest in INR Holdings. A decrease of one million shares offered by us at an assumed offering price of $19.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would decrease additional paid-in capital, total members’ equity/stockholders’ equity, non-controlling interest, total equity and total capitalization by approximately $14.0 million, $14.0 million, $4.2 million, $18.2 million and $9.2 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The application of the net proceeds based on the $224.7 million of borrowings outstanding under the Credit Facility as of September 30, 2024 as described under “Use of Proceeds” section of the Revised Registration Statement assuming a decrease in one million shares would result in an outstanding balance in the Credit Facility of approximately $9.0 million.

Dilution, page 75

4. Staff’s comment: Please tell us how you determined your net tangible book value as of September 30, 2024, after giving effect to your corporate reorganization, was $525.5 million and $11.52 per share. Revise your disclosures as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 of the Revised Registration Statement accordingly. The Company further advises the Staff that net tangible book value as of September 30, 2024, after giving effect to our corporate reorganization, reflects historical total assets of $825.4 million, plus $11.8 million of deferred tax assets, net resulting from our corporate reorganization, less historical total liabilities of $311.6 million.

5. Staff’s comment: Please revise to disclose your dilution scenario if the underwriters’ exercise in full their option to purchase additional shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 of the Revised Registration Statement accordingly.

6. Staff’s comment: Please tell us how you calculated the impact from a $1.00 change in the assumed initial public offering price of $19.50 per share will impact net tangible book value after the offering by $0.21 per share and change the dilution to new investors in this offering by $0.79 per share.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the as adjusted pro forma net tangible book value after the completion of this offering is comprised of pro forma total assets of $844.8 million less pro forma total liabilities of $86.9 million (after giving effect to the repayment of outstanding borrowings under the Credit Facility of $224.7 million as described in the “Use of Proceeds” section of the Revised Registration Statement), as shown on page F-4. The resulting as adjusted pro forma net tangible book value per share of $12.87 was calculated by dividing the as adjusted pro forma net tangible book value of $757.9 million by 58,888,889 shares of Class A common stock (assuming 100% of the INR Units have been exchanged for Class A common stock). A $1.00 increase (decrease) in the assumed initial public offering price of $19.50 per share would result in an increase (decrease) of $12.5 million to the pro forma total assets (increased (decreased) net proceeds of $244.8 million ($219.9 million) compared to original net proceeds of $232.4 million (in each case reflecting the deduction of $7.7 million of offering expenses that have been previously paid and capitalized)) while the pro forma total liabilities would not change as all of our outstanding borrowings under the Credit Facility would be repaid in both scenarios. This would result in an as adjusted pro forma net tangible book value of $770.4 million ($745.5 million), or $13.08 per share ($12.66 per share) (assuming 58,888,889 shares outstanding), representing a $0.21 increase (decrease) in the net tangible book value per share. With an assumed initial public offering price of $20.50 ($18.50) per share, this would result in dilution to new investors of $7.42 per share ($5.84 per share), representing an increase (decrease) of $0.79 per share.

Index to Financial Statements

Infinity Natural Resources, Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2024,

7. Staff’s comment: We refer you to the transaction accounting adjustments (f) to Tax receivable agreement liability and (d) to Retained earnings on this page with no amounts presented. Please tell us if there are adjustment amounts that correspond with these references, and revise as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-4 of the Revised Registration Statement accordingly to remove notes (f) and (d) from Tax receivable agreement liability and Retained earnings, respectively, as there are no adjustments to those line items.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2023, page F-6

8. Staff’s comment: We note inconsistencies between individual amounts presented in columns and their respective totals presented in the column under the heading Infinity Natural Resources Pro Forma. We refer you to the line items general and administrative, total operating expenses, income (Loss) before income taxes, net income (loss). Please revise the pro forma statement of operations to reconcile, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-6 of the Revised Registration Statement accordingly.

9. Staff’s comment: Please revise adjustment (c) to explain in detail regarding IPO transaction adjustment to General and administrative expense of $3,250 presented here.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-6 of the Revised Registration Statement accordingly.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1 – Basis of Presentation and Description of Transactions, page F-7

10. Staff’s comment: We note your disclosure of the ownership structure after giving effect to this offering on page 15. Please expand disclosures under this heading to provide the number of newly issued INR Units to be allocated to existing owners of LLC interests in INR Holdings as part of the corporate reorganization and the newly issued INR Units that Registrant will receive in exchange for its contribution of the net proceeds from this offering. Disclose Registrant and Existing Owners ownership percentage in INR Holdings.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-7 of the Revised Registration Statement accordingly.

11. Staff’s comment: We note that INR Holdings is determined to be a variable interest entity and that you will be the primary beneficiary of INR Holdings. Please revise to include disclosures required by ASC 810-10-50-3(c) and (d).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-8 of the Revised Registration Statement accordingly.

Note 4 – Basis of Presentation and Description of Transactions, page F-10

12. Staff’s comment: We note in some instances, transactions described in these separately numbered footnotes have been combined into one adjustment presented on the pro forma financial statements. For example, in the pro forma balance sheet, we refer you to transaction accounting adjustments of $15,303 to cash and cash equivalents and $169,948 to additional paid-in capital. Expand the disclosure of your transaction accounting adjustments to separately identify each of the components, the related amounts where they are combined, and clearly explain all assumptions involved. Refer to Rule 11-02(a)(8) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-4 and F-10 of the Revised Registration Statement accordingly.

13. Staff’s comment: Tell us how the compensation expense of $119.9 million relating to accelerated vesting of Incentive Units described in adjustment (c) is reflected in pro Forma statement of operations. Revise your disclosures as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-6 of the Revised Registration Statement accordingly.

14. Staff’s comment: We note the adjustment (f) reflects pro forma income tax expense at an effective rate of 5%. Tell us and disclose how you determined effective income tax rate of 5% for the year ended December 31, 2023, and nine months ended September 30, 2024.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-12 of the Revised Registration Statement accordingly. The unaudited pro forma consolidated statement of operations includes an adjustment to our income tax expense to reflect an effective income tax rate of 5.0%, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction. The effective income tax rate of 5.0% was calculated by applying the blended statutory rate of 22.3% to the portion of pre-tax income attributable to Infinity Natural Resources (22.5%) as the pre-tax income attributable to the noncontrolling interest holders (77.5%) is not subject to federal and state income taxes.

*****

The Company respectfully requests the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Matthew R. Pacey, P.C. or Michael W. Rigdon, P.C. of Kirkland & Ellis LLP at (713) 836-3786 or (713) 836-3647, respectively, with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

INFINITY NATURAL RESOURCES, INC.

By:	/s/ Zack Arnold
Name:	Zack Arnold
Title:	President and Chief Executive Officer

Enclosures

cc:	David Sproule, Executive Vice President and Chief Financial Officer
Raleigh Wolfe, General Counsel Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Michael W. Rigdon, P.C., Kirkland & Ellis LLP